FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of November, 2009,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

1.	A circular on continuing connected transactions and connected transaction regarding the establishment of Shidaowan Nuclear Power Plant by Huaneng Power International, Inc. (the “Registrant”);

2.	An announcement on the notice of extraordinary general meeting of the Registrant;

3.	proxy form for the extraordinary general meeting; and

4.	reply slip for the extraordinary general meeting;

each made by the Registrant on November 6, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Gu Biquan

Name: Gu Biquan

Title:   Company Secretary

Date:    November 6, 2009

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.

If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and where applicable, the form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a sino foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

CONTINUING CONNECTED TRANSACTIONS
AND
CONNECTED TRANSACTION REGARDING
THE ESTABLISHMENT OF SHIDAOWAN NUCLEAR POWER PLANT

Independent Financial Adviser
to the Independent Board Committee and the Independent Shareholders

Guotai Junan Capital Limited

A letter from the board of Directors of Huaneng Power International, Inc. is set out on pages 4 to 18 of this circular. A letter from the Independent Board Committee of Huaneng Power International, Inc. is set out on pages 19 to 20 of this circular. A letter from Guotai Junan Capital containing its advice to the Independent Board Committee and the independent shareholders of Huaneng Power International, Inc. is set out on pages 21 to 28 of this circular.

A notice convening the EGM to be held at 9 a.m. on 22 December 2009 at the headquarters of the Company at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the People’s Republic of China is set out on pages 34 to 36 of this circular.

If you intend to attend the EGM, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.

Whether or not you are able to attend, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at Rooms 1806-07, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof.

Completion and return of the form of proxy will not preclude you from attending and voting at the EGM should you so wish.

6 November 2009

CONTENTS

Page

Definitions	1

Letter from the Board	4

1. Introduction	4

2. Relationship between the Company, Huaneng Group and HIPDC	6

3. Huaneng Group Framework Agreement	7

4. Capital Contribution Agreement regarding the establishment of Shidaowan Nuclear Power Plant	14

5. The EGM	16

6. Recommendations	17

7. Other Information	18

Letter from the Independent Board Committee	19

Letter from Guotai Junan Capital	21

Appendix — General Information	29

Notice of Extraordinary General Meeting	34

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“A Shares”	domestic tradable shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;
“ADSs”	American Depositary Shares, each representing the ownership of 40 H Shares, which are listed on the New York Stock Exchange Inc.;
“associates”	has the meaning ascribed to it in the Listing Rules;
“Board”	the board of Directors of the Company;
“Capital Contribution Agreement”	the capital contribution agreement for the establishment of Shidaowan Nuclear Power Development Limited Liability Company entered into between the Company, Huaneng Group and HIPDC on 20 October 2009;
“Company”, “HPI”
Huaneng Power International, Inc., a sino foreign joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively, and its subsidiaries (as the case may be);

“connected persons”	has the meaning ascribed to it in the Listing Rules;
“Director(s)”	the director(s) (including independent non-executive directors) of the Company;
“EGM”
an extraordinary general meeting of the Company to be held for shareholders of the Company on 22 December 2009 to consider and approve, among other things, the Huaneng Group Framework Agreement (and the caps of the transactions as contemplated thereby) and the Capital Contribution Agreement;

“Guotai Junan Capital”
Guotai Junan Capital Limited, a licensed corporation to carry on type 6 (advising on corporate finance) regulated activity as defined under the SFO, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the purchase of coal and transportation services (and the proposed caps) under the Huaneng Group Framework Agreement and the transaction regarding the establishment of Shidaowen Nuclear Power Plant under the Capital Contribution Agreement;

“H Shares”	overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;
“HIPDC”	Huaneng International Power Development Corporation;
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;
“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
“Huaneng Group”	China Huaneng Group;
“Huaneng Group Framework Agreement”
the “framework agreement on the continuing connected transactions (for 2010) between Huaneng Power International, Inc. and China Huaneng Group” entered into between the Company and Huaneng Group on 20 October 2009;

“Hua Neng Group HK”	China Hua Neng Group Hong Kong Limited;
“Independent Board Committee”
a committee of the Board established for the purpose of considering the terms and the transaction caps of the purchase of coal and transportation services under the Huaneng Group Framework Agreement and the transaction regarding the establishment of Shidaowen Nuclear Power Plant under the Capital Contribution Agreement, comprising Mr. Liu Jipeng, Mr. Yu Ning, Mr. Shao Shiwei, Mr.  Zheng Jianchao and Mr. Wu Liansheng the independent non-executive Directors of the Company;

“Independent Shareholders”
Shareholders other than Huaneng Group, HIPDC and their respective associates, and who are not involved in, or interested in the transactions contemplated by the Huaneng Group Framework Agreement and the transaction regarding the establishment of Shidaowen Nuclear Power Plant under the Capital Contribution Agreement;

“Latest Practicable Date”	2 November 2009, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
“PRC”	the People’s Republic of China;
“RMB”	Renminbi, the lawful currency of the PRC;
“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
“Shanghai Listing Rules”	The Rules Governing the Listing of securities on the Shanghai Stock Exchange;
“Shareholders”	the shareholders of the Company;

“Shidaowan Nuclear Power Plant”	Shidaowan Nuclear Power Development Limited Liability Company (石島灣核電開發有限公司);
“Stock Exchange”	The Stock Exchange of Hong Kong Limited;
“subsidiaries”	has the meaning ascribed to it in the Listing Rules.

LETTER FROM THE BOARD

(a sino foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Directors: Cao Peixi Huang Long Wu Dawei Huang Jian Liu Guoyue Fan Xiaxia Shan Qunying Xu Zujian Huang Mingyuan Liu Shuyuan
Legal Address:
West Wing, Building C
Tianyin Mansion
No. 2C
Fuxingmennan Street
Xicheng District
Beijing 100031
PRC

Independent Non-executive Directors:
Liu Jipeng
Yu Ning
Shao Shiwei
Zheng Jianchao
Wu Liansheng

6 November 2009

To the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS
AND
CONNECTED TRANSACTION REGARDING
THE ESTABLISHMENT OF SHIDAOWAN NUCLEAR POWER PLANT

1.           INTRODUCTION

On 20 October 2009, the Board made two announcements (“Announcements”), one on the continuing connected transactions arising from the Huaneng Group Framework Agreement and the other one on the transaction regarding the establishment of Shidaowen Nuclear Power Plant pursuant to the Capital Contribution Agreement. As stated in the Announcements, the Company shall issue a circular to the Shareholders containing further information of the continuing connected transactions as contemplated by the Huaneng Group Framework Agreement and the transaction regarding establishment of Shidaowen Nuclear Power Plant under the Capital Contribution Agreement.

Under the Hong Kong Listing Rules, the conduct of purchase of coal and transportation services (and the proposed cap thereof) by the Company from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement and the transaction regarding the establishment of Shidaowen Nuclear Power Plant under the Capital Contribution Agreement both require independent shareholders’ approvals.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Directors of the Company will advise the Independent Shareholders in connection with the terms of the continuing connected transactions (including the proposed cap) regarding the purchase of coal and transportation services contemplated under the Huaneng Group Framework Agreement and the transaction regarding the establishment of Shidaowen Nuclear Power Plant as contemplated under the Capital Contribution Agreement. The letter from the Independent Board Committee to the Independent Shareholders is included in this circular. Guotai Junan Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms in respect of the purchase of coal and transportation services (including the proposed cap) under the Huaneng Group Framework Agreement and in respect of the transactions under the Capital Contribution Agreement and whether the purchase of coal and transportation services (including the proposed cap) under the

Huaneng Group Framework Agreement and the transaction regarding the establishment of Shidaowen Nuclear Power Plant under the Capital Contribution Agreement are in the interests of the Company and its shareholders as a whole. The letter of advice from Guotai Junan Capital to the Independent Board Committee and the Independent Shareholders is included in this circular.

Under the Hong Kong Listing Rules, Guotai Junan Capital is only required to opine on the continuing connected transactions relating to the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and the transaction regarding the establishment of Shidaowen Nuclear Power Plant as contemplated under the Capital Contribution Agreement and, in which case, Guotai Junan Capital will not provide opinion on the other transactions contemplated under the Huaneng Group Framework Agreement (the “Other Transactions”). Notwithstanding such arrangement, the Company still includes details of the Other Transactions in this circular so that the Shareholders can have a full picture of all transactions as contemplated under the Huaneng Group Framework Agreement. The Company believes that on such basis, the Independent Shareholders have been provided with sufficient information so as to make an informed decision in the voting of the relevant proposed resolutions.

The purposes of this circular are:

(i)           to provide you with further information in relation to the transactions as contemplated by the Huaneng Group Framework Agreement and the Capital Contribution Agreement;

(ii)           to set out the letter of advice from Guotai Junan Capital to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee as advised by Guotai Junan Capital; and

(iii)           to seek your approval of the ordinary resolution in relation to the transactions as contemplated by the Huaneng Group Framework Agreement (and the proposed cap thereof) and the Capital Contribution Agreement, which are set out in the notice of the EGM.

2.           Relationship between the Company, Huaneng Group and HIPDC

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest independent electricity power suppliers in China, currently owning a generation capacity of 40,975 MW on equity basis.

Huaneng Group is principally engaged in the development, investment, construction, operation and management of power source; organizing the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

HIPDC was established as a sino-foreign joint venture company with the approval of the State Council. Its principal scope of business includes developing, constructing and operating power plants in China.

Huaneng Group is the controlling shareholder of HIPDC, holding a 51.98% direct interest and a 5% indirect interest in HIPDC. At the same time, Huaneng Group holds a 8.75% direct interest in the issued shares of the Company. Through its wholly-owned subsidiary, Hua Neng Group HK, Huaneng Group indirectly holds certain H shares of the Company, representing 0.17% of the issued shares of the Company. As at the Latest Practicable Date, HIPDC was the controlling shareholder of the Company, holding 42.03% of the issued shares of the Company.

The relationship between the Company, Huaneng Group and HIPDC is illustrated as follows:

* Huaneng Group, through Hua Neng Group HK, indirectly holds a 100% interest in Pro-Power Investment Limited which in turns holds a 5% interest in HIPDC. Therefore, Huaneng Group holds a 5% indirect interest in HIPDC.

# Of the 8.92% interest, 0.17% represents the interest in the H shares of the Company held by Huaneng Group through Hua Neng Group HK.

Under the Hong Kong Listing Rules, Huaneng Group and HIPDC are connected persons of the Company while the transactions between the Company and any of Huaneng Group and/or HIPDC (each include their respective subsidiaries and associates) constitute connected transactions of the Company, subject to the compliance with the relevant disclosures and/or independent shareholders approval requirements as stipulated in the Hong Kong Lising Rules (as the case may be).

3.           Huaneng Group Framework Agreement

The Company has entered into a framework agreement with Huaneng Group’s subsidiaries on 21 October 2008 for the purpose of governing the conduct of certain continuing connected transactions between the Company and Huaneng Group (and its subsidiaries and associates) in 2009. Such agreement will expire on 31 December 2009. In order to continue such transactions, the Company, as approved by the Board, entered into the Huaneng Group Framework Agreement with Huaneng Group on 20 October 2009 for a term commencing on 1 January 2010 and expiring on 31 December 2010. Pursuant to the agreement, the Company will conduct the following transactions with Huaneng Group and its subsidiaries and associates on an on-going basis:

(1)           Purchase of ancillary equipment and parts

Due to operational needs, the Company has to outsource ancillary equipment and parts (mainly including the raw materials and equipment for the infrastructure construction work for power plants) for the purpose of renovation and maintenance. Pursuant to the framework agreement endered into on 21 October 2008 with respect to the purchase of ancillary equipment and parts in 2009 by the Company from Huaneng Group and its subsidiaries and associates, the annual cap of such transactions for 2009 was set at RMB 1.12 billion (please refer to the announcement of the Company dated 22 October 2008). During the period from 1 January 2009 to 30 September 2009, the aggregate transaction amount (unaudited) in respect of the purchase of ancillary equipment and parts by the Company from Huaneng Group and its subsidiaries and associates was approximately RMB 750 million. It is estimated that at the end of 2009, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2009. According to the management policy of the Company and its subsidiaries, the Company will through tender process enter into arrangement with entities which can offer the lowest prices/most favorable terms to the Company for the purchase of ancillary equipment and parts. As such, Company and its subsidiaries purchased part of the ancillary equipment and parts during 2009 from independent third parties at prices which were relatively lower than the prices offered by Huaneng Group and its subsidiaries and associates. For 2010, the aggregate transaction amount with respect to the purchase of ancillary equipment and parts by the Company from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement is estimated not to exceed RMB537 million, lower than the anticipated transaction amount of 2009. Such cap is estimated on the basis of the existing overall business scale and operation of the power plants of the Company, the anticipated development and growth of such power plants as deemed reasonable by the Company, as well as taking into account the benefit of offering favorable prices on bulk purchases by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of ancillary equipment and parts is that they are able to offer more favorable prices for bulk purchase of ancillary equipment and parts. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favorable prices for ancillary equipment and parts, and owing to their close relationships with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company with the ancillary equipment and parts in a timely and reliable manner, thereby minimizing the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of ancillary equipment and parts by the Company from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company by an independent third party for the same or similar type of ancillary equipment and parts. In addition, the payment of such purchases will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to such framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of ancillary equipment and parts as contemplated by the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 2.5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2010 exceeds the above cap (i.e. RMB537 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(2)           Purchase of coal and transportation services

Coal is the major raw material of the Company for power generation. Pursuant to the Huaneng Group Framework Agreement, the Company will purchase coal and coal transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the transportation service shall be no less favorable than those offered by independent third parties to the Company for the same or similar type of coal supply or transportation services.

Pursuant to the framework agreement entered into on 22 October 2008 with respect to the purchase of coal and transportation services in 2009 by the Company from Huanang Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2009 was set at RMB8.39 billion (please refer to the announcement dated 22 October 2008 and the circular dated 7 November 2008 issued by the Company). During the period from 1 January 2009 to 30 September 2009, the aggregate transaction amount (unaudited) for purchase of coal and transportation services by the Company from Huaneng Group and its subsidiaries and associates was approximately RMB2.76 billion. It is estimated that at the end of 2009, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2009. The cap of the transaction amount for purchase of coal and transportation services by the Company from Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement in 2010 is estimated to be RMB8.347 billion, which is close to the anticipated transaction amount of 2009. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. The cap of such amount is set on the basis of the prevailing overall business scale and operation of the power plants of the Company, and the anticipated development and growth of such power plants as deemed reasonable by the Company, taking into account the benefit of offering favorable terms on bulk purchase by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of coal and transportation services is that they can offer more favorable terms for bulk purchase of coal and transportation services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favorable terms for purchases of coal and transportation services, and owing to their close relationships with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company with coal and transportation in a timely and reliable manner, thereby minimizing the management and operational costs of the Company. In addition, Huaneng Group and its subsidiaries and associates operate a sizeable fleet specializing in the provision of domestic maritime transportation services in China. Given that the reliability and the relative high quality of management and transportation services provided by Huaneng Group and its subsidiaries and associates could reduce operational risks and enhance the efficiency of the daily operation of the Company, the Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of coal and transportation services from Huaneng Group and its subsidiarties and associates contemplated under the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the transaction scale for the purchase of coal and transportation services from Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 2.5%, such transactions are therefore subject to the reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.45 to 14A.48 of the Hong Kong Listing Rules.

(3)           Sale of products

To be more cost-efficient in management, the Company’s subsidiary(ies) will be engaging in centralising the purchase of fuel and other related products for certain power plants of Huaneng Group and its subsidiaries and associates. The products sold by the Company to Huaneng Group and its subsidiaries and associates are mainly imported coal, the prices and charges of which are calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the related products shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply and the related products services. The Company has not conducted similar transactions with Huaneng Group and its subsidiaries and associates in 2006, 2007 and 2008. During the period from 1 January 2009 to 30 September 2009, the transaction amount for sale of products between the Company and Huaneng Group and its subsidiaries and associates was RMB0. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties pursuant to the Huaneng Group Framework Agreement. For 2010, the transaction amount with respect to the sale of products between the Company and Huaneng Group and its subsidiaries and associates is estimated to be RMB1.28 billion. Such cap is based on the estimation of the coal and other related products required by four power plants of Huaneng Group and its subsidiaries and associates for 2010. These four power plants together have a generation capacity over 2,730 MW. In anticipation of the existing overall business scale and operation of the relevant parties, the Company considers the above cap is necessary in order to optimize the development opportunities.

The Company is of the view that sale of products to the power plants of Huaneng Group and its subsidiaries and associates can bring about operation benefits for the Company. The Board (including the independent non-executive Directors) is of the view that the transactions for sale of products to Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm´s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 2.5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders´ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2010 exceeds the above cap (i.e. RMB1.28 billion), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(4)           Leasing of facilities, land and office spaces

For operational needs, the Company has to rent facilities, land and office spaces (mainly power transmission and transformation assets, power plants land and power office spaces) from Huaneng Group and its subsidiaries and associates. Pursuant to the framework agreement entered into on 21 October 2008 with respect to the leasing of power transmission and transformation assets, power plant land and office spaces in 2009 by the Company from Huaneng Group and its subsidiaries and associates, thecap of the relevant transaction amount for 2009 was set at RMB169 million (please refer to the announcement dated 22 October 2008 issued by the Company). During the period from 1 January 2009 to 30 September 2009, the aggregate fee (unaudited) which has already been paid by the Company to

Huaneng Group and its subsidiaries and associates for leasing of the power transmission and transformation facilities, land and office was RMB126 million. It is estimated that at the end of 2009, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2009. Pursuant to the Huaneng Group Framework Agreement, the aggregate transaction amount with respect to the leasing of facilities, land and office spaces by the Company from Huaneng Group and its subsidiaries and associates to the Company in 2010 is estimated not to exceed RMB216 million, higher than the anticipated transaction amount of 2009. Following the completion of acquisition of several power plants from Huaneng Group and its subsidiaries and associates during the year, the operational scale of the Company has increased accordingly. It is anticipated that the Company will continue to require extra facilities, land and office spaces to satisfy its operational needs. The estimate of such cap amount is based on the prevailing overall business scale and operation of the power plants of the Company, the anticipated development and growth of such power plants as deemed reasonable by the Company, taking into account the benefit of favorable prices offered by Huaneng Group and its subsidiaries and associates.

In respect of leasing facilities, land and office space, taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favorable prices for leasing facilities, land and office spaces, and owing to their close relationships with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company with the facilities, land and office spaces in a timely and reliable manner, thereby minimizing the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the leasing of power transmission and transformation facilities, land and office spaces to the Company by Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the leasing terms and prices no less favourable than those offered to the Company by independent third parties for the same or similar types of facilities, land and office spaces. In addition, the payment will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the leasing of power transmission and transformation facilities, land and office spaces contemplated under the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 2.5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition,the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2010 exceeds the above cap (i.e. RMB216 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(5)           Purchase of technical services and engineering contracting services

As a power company, the Company has to outsource information technology services and industry-specific technical and engineering contracting services to meet its operation and production needs. Such services mainly include maintenance of power plants monitoring system, real-time consolidation of project data, trial run of generating units, monitoring of facilities construction work of power plants and other ancillary services relating to operation. Pursuant to the relevant framework agreement entered into on 22 October 2008 with respect to the purchase of technical services and engineering contracting services by the Company from Huanang Group and its subsidiaries and associates, the cap for the aggregate transaction amount for 2009 was set at RMB237 million (please refer to the announcement of the Company dated 22 October 2008). During the period from 1 January 2009 to 30 September 2009, the aggregate transaction amount (unaudited) for the purchase of technical services and engineering contracting services by the Company from Huaneng Group and its subsidiaries and associates was approximately RMB142 million. It is estimated that at the end of 2009, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2009. Pursuant to the Huaneng Framework Agreement, the transaction amount with respect to the purchase of technical services and engineering contracting services by the Company from Huaneng Group and its subsidiaries and its associates in 2010 is estimated not to exceed RMB505 million, higher than the anticipated transaction amount of 2009. The estimate of such cap is based on the prevailing overall business scale and operation of the power plants of the

Company as well as the anticipated development and growth of such power plants as deemed reasonable by the Company, having taken into account the benefit of favorable prices for the purchase of technical services and engineering contracting services offered by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the provision of technical services and engineering contracting services is that they can offer more favorable prices for the provision of technical services and engineering contracting services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favorable prices for the provision of technical services and engineering contracting services, and owing to their close relationships with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company with the technical services and engineering contracting services in a timely and reliable manner, thereby minimizing the management and operational costs of the Company. In addition, certain subsidiaries and associates of Huaneng Group specialize in the research of information technology and domestic renewable energy technology, as well as the installation of thermal power facilities in the PRC. Given the ability of Huaneng Group and its subsidiaries and associate to provide reliable and efficient information technology services, and advanced and comprehensive industry-specific technology services and engineering contracting services, the operation costs of the Company can thus be reduced.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of technical services and engineering contracting services by the Company from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company by independent third parties for the same or similar types of technical services and engineering contracting services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of technical services and engineering contracting services as contemplated under the Huaneng Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 2.5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2010 exceeds the above cap (i.e. RMB505 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(6)           Provision of entrusted sale services

The “provision of entrusted sale services” by the Company from Huaneng Group and its subsidiaries and associates involve mainly the use of power generation quota of Huaneng Group and its subsidiaries and associates for substituted power generation by the Company. The Company has not conducted similar transactions with Huaneng Group and its subsidiaries and associates in 2006, 2007 and 2008. During the period from 1 January 2009 to 30 September 2009, the transaction amount was RMB0. For 2010, the transaction amount with respect to the such services between the Company and Huaneng Group and its subsidiaries and associates is estimated to be RMB67 million. Such cap is estimated on the basis of the existing overall business scale and operation of the relevant parties and the anticipated development of such transaction as deemed reasonable by the Company. As the Company owns relatively advanced power generating units, the use by the Company of the power generation quota of Huaneng Group and its subsidiaries and associates for substituted power generation can bring about higher revenues for both parties.

Pursuant to the Huaneng Group Framework Agreement, the terms and prices with respect to the provision of aforesaid entrusted sale services between the Company and Huaneng Group and its subsidiaries and associates are negotiated at arm´s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company by an independent third party for the same or similar type of services. In addition, payment will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for purchase of generation quota services pursuant to the Huaneng Group Framework Agreement were entered into (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm´s length basis or on terms no less favorable than terms offered by the Company to independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 2.5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders´ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2010 exceeds the above cap (i.e. RMB67 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

4.           CAPITAL CONTRIBUTION AGREEMENT REGARDING THE ESTABLISHMENT OF SHIDAOWAN NUCLEAR POWER PLANT

On 20 October 2009, the Company entered into the Capital Contribution Agreement with Huaneng Group and HIPDC.

Major terms of the Capital Contribution Agreement are set out below:

(1)	Registered Capital:	RMB1 billion
(2)	Ratio of capital contribution:	Huaneng Group (40%) (i.e. RMB400 million, HIPDC (30%) (i.e. RMB300 million) and the Company (30%) (i.e. RMB300 million)
(3)	Method of contribution:	Cash payment
(4)	Timeframe for capital contribution:
The first payment of capital contribution in the amount of RMB500 million shall be paid by all parties according to their respective ratios of capital contribution within five (5) working days upon the convening of the first shareholders’ meeting of Shidaowan Nuclear Power Plant by depositing the relevant amount of capital contribution into a capital verification account. The balance of the capital contribution shall be paid before 31 December 2009. The Company will fund such capital contribution by way of its internal cash surplus.

(5)	Arrangement for project financing:
Total investment of the project shall be the amount as approved by the State. The amount of capital for the project shall be 20% of the total investment amount of the project (on the basis that the registered capital being RMB 1 billion, the total investment of the project is estimated to be RMB 5 billion). Pursuant to the needs of the progress of the project, each party shall contribute additional capital on a pro-rated basis in accordance with the stipulations of the State. Each party shall follow its ratio of capital contribution stipulated in this agreement, and contribute in full the increased amount of capital contribution within such timeframe according to the resolution of the shareholders’ meeting.

The project company shall raise finance with respect to the difference of amount between the total investment amount of the project and the amount of capital. In accordance with the needs of the finance, each party shall provide guarantee for such amount of finance according to its ratio of capital contribution.

Pursuant to the Capital Contribution Agreement, Shidaowan Nuclear Power Plant shall comprise a board of directors with nine (9) directors, among whom Huaneng Group shall be entitled to nominate three (3) directors, HIPDC shall be entitled to nominate two (2) directors and the Company shall be entitled to nominate two (2) directors. There will be two (2) employee directors. Shidaowan Nuclear Power Plant will mainly be engaged in the development, construction, operation and management of four AP1000 pressurized water reactors, and for the production and sale of electricity and related products.

REASONS FOR THE ESTABLISHMENT OF THE JOINT VENTURE

Pursuant to the relevant arrangement for the State’s energy development, nuclear power will be one of the focus areas for future energy construction by the State. In accordance with the Company’s “Twelfth Five-year Plan” and long-term strategic development plan, the development and construction of nuclear power has an irreplaceable effect for the competitiveness enhencement, structural adjustment and long-term development of the Company. Entering the nuclear power sector is consistent with the strategic perspective of the Company. Against the background of the State’s ardent development of clean energy like nuclear power, there is a pressing need for the Company to optimize its structure, thereby lowering the operational risk as a whole and maintaining a healthy, sustainable development. It becomes essential that the Company enters the nuclear power sector as soon as possible.

This capital contribution is part of the ordinary investment development by the Company. It does not have any adverse impact to the financial position of the Company. From the current and long-term perspectives, a nuclear project has a relatively better return. This capital contribution provides a good opportunity for the Company to enter the nuclear sector, which is consistent with the development strategy and long-term benefit of the Company and will create a positive effect to the production operation and long-term development of the Company.

The Directors is of the view that the transaction contemplated under the Capital Contribution Agreement was entered into (1) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); (2) on terms that are fair and reasonable and in the interest of the Company and its shareholders as a whole; and (3) in the ordinary and usual course of business of the Company.

THE CONNECTED TRANSACTION UNDER THE HONG KONG LISTING RULES

Given that Huaneng Group and HIPDC are connected persons of the Company, the establishment of the joint venture company by the Company with Huaneng Group and HIPDC constitutes a connected transaction of the Company under Rule 14A.13(6) of the Hong Kong Listing Rules. Since the relevant percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 2.5%, the transaction contemplated under the Capital Contribution Agreement shall be subject to the reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.45 to 14A.48 of the Hong Kong Listing Rules.

5.           THE EGM

Under the Hong Kong Listing Rules, the purchase of coal and transportation services under the Huaneng Group Framework Agreement and the transaction regarding the establishment of Shidaowan Nuclear Power Plant under the Capital Contribution Framework Agreement constitute continuing connected transactions and connected transaction to the Company, respectively. The aggregate of the transaction scale of each of such type of transactions exceeds 2.5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Listing Rules. Pursuant to Rule 14A.18 of the Listing Rules, the Company shall obtain the Independent Shareholders’ approvals for the conduct of the transactions of purchase of coal and transportation services (including the proposed cap) under the Huaneng Group Framework Agreement and the transaction regarding the establishment of Shidaowan Nuclear Power Plant under the Capital Contribution Agreement. On the other hand, pursuant to the Shanghai Listing Rules, the conduct of all transactions with Huaneng Group (together with its subsidiaries and associates, all being treated as the concerted related parties of the Company under the Shanghai Listing Rules) as set out in this circular shall be approved by the Independent Shareholders of the Company. The EGM will be held for considering and approving for the conduct of the continuing connected transactions contemplated by the Huaneng Group Framework Agreement (and the proposed cap thereof) and the transaction regarding the establishment of Shidaowan Nuclear Power Plant contemplated under the Capital Contribution Agreement by the Independent Shareholders. Huaneng Group, HIPDC and their respective associates and Shareholders who are involved in, or interested in the transactions contemplated by the Huaneng Group Framework Agreement and the Capital Contribution Agreement (holding an aggregate of 6,141,786,667 shares in the Company, representing approximately 50.95% of the total issue shares of the Company as at the Latest Practicable Date) will abstain from voting in the resolution with respect to the conduct of the continuing connected transaction (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement at the EGM, at which the proposed resolution will be passed by way of ordinary resolution and voting will be taken by way of a poll in accordance with the requirements of the Listing Rules. The Notice of EGM is set out on pages 34 to 36 of this circular.

A reply slip and a form of proxy for use by the Independent Shareholders at the EGM are enclosed with this circular. Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip in accordance with the instructions printed thereon to the registered office of the Company at West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Xicheng District, Beijing, PRC as soon as possible but in any event not later than 1 December 2009. The enclosed form of proxy should be completed and returned to the Company’s H Share Registrar, Hong Kong Registrars Limited, at Rooms 1806-07, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong or the registered office of the Company in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

6.           RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee to the Independent Shareholders of the Company, which is set out on pages 19 to 20 of this circular, and which contains their recommendation in respect of the transactions relating to the purchase of coal and transportation services (including the proposed cap) under the Huaneng Group Framework Agreement and the transaction regarding the establishment of Shidaowan Nuclear Power Plant under the Capital Contribution Agreement.

The letter of advice from Guotai Junan Capital to the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms of the transactions relating to the purchase of coal and transportation services (including the proposed cap) under the Huaneng Group Framework Agreement and the transaction regarding the establishment of Shidaowan Nuclear Power Plant under the Capital Contribution Agreement and whether the transactions relating to the purchase of coal and transportation services (including the proposed cap) under the Huaneng Group Framework Agreement and the transaction regarding the establishment of Shidaowan Nuclear Power Plant under the Capital Contribution Agreement are in the interests of the Company and its shareholders as a whole is set out on pages 21 to 28 of this circular.

The Independent Board Committee, having taken into account the advice of Guotai Junan Capital, considers that the terms of the transactions relating to the purchase of coal and transportation services (including the proposed cap) under the Huaneng Group Framework Agreement and the transaction regarding the establishment of Shidaowan Nuclear Power Plant under the Capital Contribution Agreement are fair and reasonable so far as the Independent Shareholders are concerned and that the transactions relating to the purchase of coal and transportation services (including the proposed cap) under the Huaneng Group Framework Agreement and the transaction regarding the establishment of Shidaowan Nuclear Power Plant under the Capital Contribution Agreement are in the interests of the Company and its shareholders as a whole. Accordingly, it recommends that the Independent Shareholders vote in favour of the relevant resolutions to approve the transactions relating to the purchase of coal and transportation services (including the proposed cap) under the Huaneng Group Framework Agreement and the transaction regarding the establishment of Shidaowan Nuclear Power Plant under the Capital Contribution Agreement.

7.           OTHER INFORMATION

Your attention is drawn to the general information set out in the appendix to this circular.

Yours faithfully By order of the Board Huaneng Power International, Inc. Cao Peixi Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(a sino foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Registered office: West Wing, Building C Tianyin Mansion 2C Fuxingmennan Street Xicheng District Beijing 100031 The People’s Republic of China
6 November 2009

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS
AND
CONNECTED TRANSACTION REGARDING
THE ESTABLISHMENT OF SHIDAOWAN NUCLEAR POWER PLANT

We, the Independent Board Committee of Huaneng Power International, Inc., are advising the Independent Shareholders in connection with the transactions relating to the purchase of coal and transportation services (including the proposed cap) under the Huaneng Group Framework Agreement and the transaction regarding the establishment of Shidaowan Nuclear Power Plant under the Capital Contribution Agreement, details of which are set out in the letter from the Board contained in the circular (“Circular”) of the Company to the Shareholders dated 6 November 2009, of which this letter forms a part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Under the Listing Rules, the transactions relating to the purchase of coal and transportation services under the Huaneng Group Framework Agreement and the transaction regarding the establishment of Shidaowan Nuclear Power Plant under the Capital Contribution Agreement constitute connected transactions to the Company. Accordingly, the conduct of the transactions relating to the purchase of coal and transportation services (including the proposed cap) under the Huaneng Group Framework Agreement and the transaction regarding the establishment of Shidaowan Nuclear Power Plant under the Capital Contribution Agreement will require the approval of the Independent Shareholders at the EGM.

We wish to draw your attention to the letter of advice from Guotai Junan Capital set out on pages 21 to 28 of the Circular. We have discussed the letter and the opinion contained therein with Guotai Junan Capital.

Having considered, inter alia, the factors and reasons considered by, and the opinion of, Guotai Junan Capital, as stated in its aforementioned letter, we consider the terms of the transactions relating to the purchase of coal and transportation services (including its proposed cap) under the Huaneng Group Framework Agreement and the transaction regarding the establishment of Shidaowan Nuclear Power Plant under the Capital Contribution Agreement to be fair and reasonable so far as the Independent Shareholders are concerned. We are of the view that the transactions relating to the purchase of coal and transportation services (including its proposed cap) under the Huaneng Group Framework Agreement and the transaction regarding the establishment of Shidaowan Nuclear Power Plant under the Capital Contribution Agreement are in the interests of the Company and its shareholders as a whole. Accordingly, we recommend that the Independent Shareholders vote in favour of the ordinary resolutions in the Notice of EGM set out at the end of the Circular to be proposed at the EGM to be held on 22 December 2009 and thereby approve the transactions relating to the purchase of coal and transportation services (including its proposed cap) under the Huaneng Group Framework Agreement and the transaction regarding the establishment of Shidaowan Nuclear Power Plant under the Capital Contribution Agreement.

Yours faithfully, Liu JipengYu NingShao ShiweiZheng JianchaoWu Liansheng Independent Directors

LETTER FROM GUOTAI JUNAN CAPITAL

The following is the text of the letter of advice from Guotai Junan Capital, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, in relation to the continuing connected transactions under the Huaneng Framework Agreement and the connected transaction under the Capital Contribution Agreement, which has been prepared for the purpose of inclusion in this circular.

Guotai Junan Capital Limited	27th Floor Grand Millennium Plaza 181 Queen’s Road Central Hong Kong
6 November 2009

To the Independent Board Committee and
 the Independent Shareholders

Dear Sirs,

CONNECTED TRANSACTION
AND
CONTINUING CONNECTED TRANSACTION

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in connection with (i) the connected transaction regarding the establishment of Shidaowan Nuclear Power Plant by the Company with Huaneng Group and HIPDC as contemplated under the Capital Contribution Agreement (the “Establishment of Shidaowan Nuclear Power Plant” or the “Connected Transaction”); and (ii) the continuing connected transaction regarding the purchase of coal and transportation services (including the proposed cap) by the Company from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement (the “Coal Purchase” or the “Continuing Connected Transaction”). Details of the Capital Contribution Agreement and the Huaneng Group Framework Agreement and the transactions contemplated thereunder are contained in the “Letter from the Board” of the circular to the shareholders of the Company (the “Shareholders”) dated 6 November 2009 (the “Circular”) of which this letter forms part. Unless the context requires otherwise, terms used in this letter shall have the same meanings as those defined in the Circular.

On 20 October 2009, the Board made an announcement regarding the Board approved the entering into the Capital Contribution Agreement with Huaneng Group and HIPDC. Pursuant to the Capital Contribution Agreement, Huaneng Group, HIPDC and the Company agreed to make capital contribution in the ratios of 40%, 30% and 30%, respectively, for the joint establishment of Shidaowan Nuclear Power Plant with a registered capital of RMB1 billion for the development, construction, operation and management of four AP1000 pressurized water reactors, and for the production and sale of electricity and related products.

On 21 October 2009, the Board made another announcement regarding entering into the Huaneng Group Framework Agreement on 20 October 2009 with Huaneng Group in relation to, amongst other things, the Coal Purchase.

As stated in the above announcements, since the transaction scales in relation to the Establishment of Shidaowan Nuclear Power Plant and the Coal Purchase exceed 2.5% of applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules respectively, the conduct of such transactions shall be subject to the reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.45 to 14A.48 of the Hong Kong Listing Rules.

The Company will convene an extraordinary general meeting on 22 December 2009 to prepare the relevant resolutions for obtaining the approval from the Independent Shareholders for the conduct of the Connected Transaction and the Continuing Connected Transaction (including the relevant proposed cap). This letter set out our recommendations as to whether the terms of the Connected Transaction and the Continuing Connected Transaction are on normal commercial terms, in the ordinary and usual course of business and are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole for the Independent Board Committee’s consideration when making their recommendation to the Independent Shareholders.

THE INDEPENDENT BOARD COMMITTEE

The Independent Board Committee comprising the independent non-executive directors of the Company, namely Mr. Liu Jipeng, Mr. Yu Ning, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Liansheng, has been established to consider the conduct of the Connected Transaction and the Continuing Connected Transaction (including the relevant proposed cap).

BASIS AND ASSUMPTIONS OF THE ADVICE OF OUR OPINION

In formulating our advice, we have relied solely on the statements, information, opinions and representations for matters relating to the Company contained in the Circular and the information and representations provided to us by the Company and/or its senior management staff and/or the Directors. We have assumed that all such statements, information, opinions, and representations for matters relating to the Company contained or referred to in the Circular or otherwise provided or made or given by the Company and/or its senior management staff and/or the Directors and for which it is/they are solely responsible were true and accurate and valid at the time they were made and given and continue to be true and valid as at the date of the Circular. We have assumed that all the opinions and representations for the matters relating to the Company made or provided by the Company and/or its senior management staff and/or the Directors contained in the Circular have been reasonably made after due and careful enquiry. We have also sought and obtained confirmation from the Company and/or its senior management staff and/or the Directors that no material facts have been omitted from the information provided and referred to in the Circular.

We consider that we have reviewed all currently available information and documents which are available to enable us to reach an informed view and to justify our reliance on the information provided so as to provide a reasonable basis for our opinions. We have no reason to doubt the truth, accuracy and completeness of the statements, information, opinions and representations provided to us by the Company and/or its senior management staff and/or the Directors and their respective advisers or to believe that material information has been withheld or omitted from the information provided to us or referred to in the aforesaid documents. We have not, however, carried out an independent verification of the information provided, nor have we conducted an independent investigation into the business and affairs of the Company or any of its subsidiaries.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our recommendation, we have considered the following principal factors and reasons:

I.           Background of the parties involved

1.           Information on the Company

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest independent electricity power suppliers in China, currently owning a generation capacity of 40,975 MW on equity basis.

2.           Information on Huaneng Group

Huaneng Group is principally engaged in the development, investment, construction, operation and management of power source; organizing the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

3.           Information on HIPDC

HIPDC was established as a sino-foreign joint venture company with the approval of the State Council. Its principal scope of business includes developing, constructing and operating power plants in China.

4.           Relationships between the Company, Huaneng Group and HIPDC

Huaneng Group is the controlling shareholder of HIPDC, holding a 51.98% direct interest and a 5% indirect interest in HIPDC. At the same time, Huaneng Group holds a 8.75% direct interest in the issued shares of the Company. Through its wholly-owned subsidiary, Hua Neng Group HK, Huaneng Group indirectly holds certain H shares of the company, representing 0.17% of the issued shares of the Company. As at the Latest Practicable Date, HIPDC is the controlling shareholder of the Company, holding 42.03% of the issued shares of the Company. Under the Hong Kong Listing Rules, Huaneng Group and HIPDC are connected persons of the Company.

II.           Establishment of Shidaowan Nuclear Power Plant

1.           Reasons for the Establishment of Shidaowan Nuclear Power Plant

Pursuant to the relevant arrangement for the State’s energy development, nuclear power will be one of the focus areas for future energy construction by the State. In accordance with the Company’s “Twelfth Five-year Plan” and long-term strategic development plan, the development and construction of nuclear power has an irreplaceable effect for the competitiveness enhancement, structural adjustment and long-term development of the Company. Entering the nuclear power sector is consistent with the strategic perspective of the Company. Against the background of the State’s ardent development of clean energy like nuclear power, there is a pressing need for the Company to optimize its structure, thereby lowering the operational risk as a whole and maintaining a healthy and sustainable development.

As advised by the Directors, the Shidaowan Nuclear Power Plant is the first project of the Company entering into the nuclear power sector. The Company will obtain useful experience to operate nuclear plant through the Establishment of Shidaowan Nuclear Power Plant. The Directors believe that this will help the Company to develop nuclear power business in the future. Moreover, due to the restriction of site selection for nuclear power plant, the Directors believe that Shidaowan is a suitable place for the establishment of nuclear power plant.

Furthermore, as advised by the Company, due to the government encouraging policy on nuclear power industry, the Company believes that Establishment of Shidaowan Nuclear Power Plant is a strategic project and will improve the profitability of the Company.

Based on the above, we concur with the Company’s view that the Establishment of Shidaowan Nuclear Power Plant is in line with the expansion plan and business strategy of the Company and falls within the ordinary and usual course of business of the Group and is in the interests of the Company and the Independent Shareholders as a whole.

2.           Principal terms of the Capital Contribution Agreement

a.           Shareholding structure

Pursuant to the Capital Contribution Agreement, Shidaowan Nuclear Power Plant will be owned as to 40% by Huaneng Group, 30% by HIPDC, 30% by the Company.

b.           Business scope and management of Shidaowan Nuclear Power Plant

Shidaowan Nuclear Power Plant will engaged in the development, construction, operation and management of four AP1000 pressurized water reactors, and for the production and sale of electricity and related products.

As set out in the Capital Contribution Agreement, Shidaowan Nuclear Power Plant shall comprise a board of directors with nine directors, among whom Huaneng Group shall be entitled to nominate three directors, HIPDC shall be entitled to nominate two directors and the Company shall be entitled to nominate two directors. There will be two employee directors.

c.           Registered capital, total investment and funding arrangements

Pursuant to the Capital Contribution Agreement, the registered capital of Shidaowan Nuclear Power Plant will be RMB1 billion (based on the registered capital, the total investment is estimated to be RMB5 billion). Huaneng Group will contribute RMB400 million and each of HIPDC and the Company will contribute RMB300 million as the registered capital of Shidaowan Nuclear Power Plant, which represent their respective equity interests in Shidaowan Nuclear Power Plant. Total investment of the project shall be approved by the State. The amount of capital for the project shall be 20% of the total investment amount of the project. Pursuant to the needs of the progress of the project, each party shall contribute additional capital on a pro-rated basis in accordance with the stipulations of the State. Each party shall follow its ratio of capital contribution stipulated in the Capital Contribution Agreement, and contribute in full the increased amount of capital contribution within such timeframe according to the resolution of the shareholders’ meeting.

The project company shall raise finance with respect to the difference of amount between the total investment amount of the project and the amount of capital. In accordance with the needs of the finance, each party shall provide guarantee for such amount of finance according to its ratio of capital contribution.

The first payment of capital contribution in the amount of RMB500 million shall be paid by all parties according to their respective ratios of capital contribution within five working days upon the convening of the first shareholders’ meeting of Shidaowan Nuclear Power Plant by depositing the relevant amount of capital contribution into a capital verification account. The balance of the capital contribution (i.e. RMB500 million) shall be paid before 31 December 2009. The Company will fund such capital contribution by way of its internal cash surplus.

d.           Profit sharing

As advised by the Directors, the profit of Shidaowan Nuclear Power Plant will be distributed to Huaneng Group, HIPDC and the Company in proportion to their respective capital contributions to the registered capital of Shidaowan Nuclear Power Plant, which is 40%, 30% and 30% respectively.

Having considered the above principal terms of the Capital Contribution Agreement, we note that it regulates the rights and obligations of the joint venture parties of Shidaowan Nuclear Power Plant and their economic risk and return are distributed among them in accordance to their respective ratios of capital contribution, we are of the view that the terms of the Capital Contribution Agreement are on normal commercial terms, fair and reasonable so far as the Company and the Independent Shareholders are concerned and in the interests of the Company and Independent Shareholders as a whole.

III.           Coal Purchase

1.           Reasons for and benefits of the Coal Purchase

As stated in the “Letter from the Board” contained in the Circular, Huaneng Group and its subsidiaries and associates have a competitive advantage of quoting favorable terms for bulk purchase of coal and transportation services. Furthermore, since coal is the major raw material of the company for power generation, a reliable source of coal is important to the operations of the Company. According to the Huaneng Group Framework Agreement, the Company will purchase coal and transportation services from Huaneng Group and its subsidiaries and associates on terms that shall be no less favorable than those offered by independent third parties to the Company for the same or similar type of coal supply or transportation services. Huaneng Group and its subsidiaries and associates are able to provide the Company with coal and transportation in a timely and reliable manner with greater flexibility afforded to the Company and its subsidiaries in terms of ordering and receiving coal as compared to independent third party coal suppliers. In addition, the quality of the coal meets the requirements of the Company and its subsidiaries and the location of the coal supply has the advantage of greater proximity to the relevant power plants of the Company and its subsidiaries. All these factors serve to minimize the management and operational costs of the Company. In addition, Huaneng Group and its subsidiaries and associates operate a sizable fleet specializing in the provision of domestic maritime transportation services in China which enhance the efficiency of the transportation.

Since the reliability and the relative high quality of management and transportation services provided by Huaneng Group and its subsidiaries and associates could reduce the operational risks and enhance the efficiency of daily operation of the Company, the Directors are of the opinion that the transactions for the purchase of coal and transportation services from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement were entered into (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms; and (iii) on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole.

2.           Terms of the Coal Purchase

Pursuant to the Huaneng Group Framework Agreement, the Company will purchase coal and transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated with reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the Coal Purchase shall be no less favorable than those offered by independent third parties to the Company for the same or similar type of coal supply or transportation services.

Having discussed with the management of the Company and reviewed the relevant coal and transportation services contracts and samples of coal delivery notes, we noted that the past transactions between the Company and Huaneng

Group and its subsidiaries and associates were on normal commercial terms and on terms no less favorable to the Company than those available from independent third parties.

3.           Proposed Cap for the Coal Purchase

Pursuant to the framework agreement entered into on 22 October 2008 with respect to the purchase of coal and transportation services for a term commencing on 1 January 2009 and expiring on 31 December 2009 by the Company from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2009 was set at RMB8.39 billion. During the period from 1 January 2009 to 30 September 2009, the aggregate transaction amount (unaudited) for purchase of coal and transportation services by the Company from Huaneng Group and its subsidiaries and associates was approximately RMB2.76 billion which represented 32.9% of the cap for 2009.

The estimated annual cap amount for the Coal Purchase for the year ending 31 December 2010 shall not exceed RMB8.347 billion, which is close to the anticipated transaction amount of 2009. The proposed cap for the Coal Purchase in 2010 is set on the basis of the prevailing overall business scale and operation of the power plants of the Company, and the anticipated development and growth of such power plants as deemed reasonable by the Company, taking into account the benefit of favorable terms on bulk purchase offered by Huaneng Group and its subsidiaries and associates. As advised by the Company, the estimated coal price for 2010 is expected to be similar as 2009 or even lower than 2009; however, with the increase in total demand of coal due to more connected parties under Huaneng Group in respect of Coal Purchase will be involved in 2010 as compared to 2009, the estimated total cap amount of Coal Purchase for the year 2010 is expected to be close to the cap amount of Coal Purchase for the year 2009.

The Directors advised that after considering (i) the ability of Huaneng Group and its subsidiaries and associates to provide coal and transportation services to the Company in a timely and reliable manner; (ii) the fact that the Company will purchase coal and transportation services from Huaneng Group and its subsidiaries and associates on terms no less favorable than those offered by independent third parties to the Company for the same or similar type of coal purchase or transportation services; and (iii) the expected total demand of coal in 2010, the Company expects to continue the Coal Purchase from Huaneng Group and its subsidiaries and associates.

Having considered the reasons above in determining the cap of the Coal Purchase, we are of the view that the estimated cap amount of RMB8.347 billion for the year ending 31 December 2010 is fair and reasonable.

RECOMMENDATION

Taking into consideration of the above principal factors and reasons, we are of the opinion that the Connected Transaction and the Continuing Connected Transaction are in the ordinary and usual course of business of the Company, on normal commercial terms, fair and reasonable so far as the Company and the Independent Shareholders are concerned and in the interests of the Company and the Independent Shareholders as a whole.

Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the the Connected Transaction and the Continuing Connected Transaction at the EGM.

Yours faithfully, For and on behalf of Guotai Junan Capital Limited Wilson Lo Executive Director

APPENDIX GENERAL INFORMATION

1.           RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.           DISCLOSURE OF INTEREST

(a)           Directors and Supervisors of the Company

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors of the Company has interests or short positions in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

(b)           Substantial Shareholders

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no persons (not being a Director, chief executive or Supervisor of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meeting of any other member of the Company:

Name of shareholder	Class of shares	Number of shares held	Capacity	Approximate percentage of shareholding in the Company’s total issued share capital	Approximate percentage of shareholding in the Company’s total issued domestic shares	Approximate percentage of shareholding in the Company’s total issued H shares
Huaneng International Power Development Corporation#	Domestic shares	5,066,662,118(L)	Beneficial owner	42.03%(L)	56.30%(L)	—
China Huaneng Group#	Domestic shares	1,055,124,549(L)	Beneficial owner	8.75%(L)	11.72%(L)	—
China Huaneng Group#	H shares	20,000,000(L)	Beneficial owner	0.17%(L)	—	0.65%(L)
Hebei Provincial Construction Investment Company	Domestic shares	603,000,000(L)	Beneficial owner	5.00%(L)	6.7%(L)	—
Barclays PLC	H Shares	232,934,488(L)	Interest of controlled corporations	1.93%(L)	—	7.62%(L)
	3,880,000(S)	Interest of controlled corporations	0.03%(S)	—	0.13%(S)

Notes:

(1)           The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

# As of date of this circular, Huaneng Group holds 51.98% direct interests and an additional 5% indirect interests in HIPDC.

# China Huaneng Group held 20,000,000 H shares through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited.

Save as disclosed above, the Company is not aware of any other person (other than the directors, supervisors and senior executives of the Company) having any interests or short positions in the shares and underlying shares of the Company as at the Latest Practicable Date as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no director is a director or employee of a company which has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under provisions of Divisions 2 and 3 of Part XV of the SFO:

(i)           Mr. Cao Peixi is the president of China Huaneng Group and the chairman of HIPDC;

(ii)           Mr. Huang Long is the vice president of China Huaneng Group and a director of HIPDC;

(iii)           Mr. Wu Dawei is the president of HIPDC; and

(iv)           Mr. Huang Jian is the deputy chief economist and chief of Financial Planning of China Huaneng Group.

3.           MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Company and its subsidiaries since 31 December 2008, being the date to which the latest published audited accounts of the Company and its subsidiaries were made up to.

4.           LITIGATION

None of the Company and its subsidiaries was at present engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company and its subsidiaries as at the Latest Practicable Date.

5.           CONSENT OF EXPERT

The following expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter or statements and references to its name in the form and context in which they appear:

Name	Qualification
Guotai Junan Capital
a licensed corporation to carry on type 6 (advising on corporate finance) regulated activity as defined under the SFO, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the purchase of coal and transportation services (and the proposed caps) under the Huaneng Group Framework Agreement and the transaction regarding the establishment of Shidaowan Nuclear Power Plant under the Capital Contribution Agreement

As at the Latest Practicable Date, the above expert was not beneficially interested in the share capital of the Company and its subsidiaries nor did it have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company and its subsidiaries.

As at the Latest Practicable Date, the above expert did not have any direct or indirect interest in any assets which had been since 31 December 2008 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

6.           SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into, or proposed to enter into, a service contract with the Company or its subsidiaries which does not expire or is not terminable by the Company and its subsidiaries within one year without payment of compensation, other than statutory compensation.

7.           DIRECTORS’ INTERESTS IN THE COMPANY AND ITS SUBSIDIARIES’ ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors of the Company had any interest in any assets which have been since 31 December 2008 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

As at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which was significant in relation to the business of the Company.

8.           DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Company (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

9.           MATERIAL CONTRACTS

The following contracts (including contracts not entered into in the ordinary course of business) have been entered into by the Company and its subsidiaries within the two years immediately preceding the date of this circular, and are or may be material:

(a)           Huaneng Group Framework Agreement as defined in this circular;

(b)           Capital Contribution Agreement as defined in this circular;

(c)           YLQ Co-generation Transfer Agreement as defined in the circular dated 4 May 2009;

(d)           Beijing Co-generation Transfer Agreement as defined in the circular dated 4 May 2009;

(e)           Huaneng Group Framework Agreement as defined in the circular dated 7 November 2008 of the Company;

(f)           Huaneng Finance Framework Agreement as defined in the circular dated 7 November 2008 of the Company;

(g)           Transfer Agreement as defined in the circular dated 10 May 2008 of the Company;

(h)           An agreement regarding the acquisition of interests in Huaneng Nanjing Jinling Power Limited Company entered into between the Company and HIPDC on 3 December 2007, details of which were set out in the Company’s announcement dated 3 December 2007; and

(i)           An agreement regarding the subscription of new equity interests in China Huaneng Finance Corporation entered into between the Company and China Huaneng Finance Corporation on 23 October 2007, details of which were set out in the Company’s announcement dated 23 October 2007.

10.           MISCELLANEOUS

(a)           Mr. Gu Biquan is the Company Secretary and Board Secretary of the Company. Pursuant to a waiver granted by the Stock Exchange to the Company from strict compliance with Rules 8.17 and 19A.16 of the Listing Rules in relation to the appointment of Mr. Gu Biquan as the Company secretary of the Company dated 20 December 2007, the Company has arranged Mr. Zhang Xinmin, a fellow member of the Association of Chartered Certified Accountants, to provide assistance to Mr. Gu Biquan in the discharge of his duties as the Company Secretary under the Listing Rules.

(b)           The head office and legal address of the Company is West Wing, Building C, Tianyin Mansion, No. 2C, Fuxingmennan Street, Xicheng District, Beijing, PRC. The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at 46/F Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(c)           In the case of any discrepancy, the English text of this circular and form of proxy shall prevail over the Chinese text.

11.           DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Herbert Smith at 23/F., Gloucester Tower, 15 Queen’s Road Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 22 December 2009:

(a)           the Articles of Association of the Company;

(b)           the letter from the Independent Directors Committee, as set out in this circular;

(c)           the letter from Guotai Junan Capital, the independent financial adviser, as set out in this circular;

(d)           the written consent of Guotai Junan Capital referred to in this appendix;

(e)           the material contracts referred to in paragraph 9 of this appendix;

(f)           the annual report of the Company for the year ended 31 December 2008;

(g)           the Huaneng Group Framework Agreement; and

(h)           the Capital Contribution Agreement.

NOTICE OF EXTRAORDINARY GENERAL MEETING

(a sino foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Notice is hereby given that an extraordinary general meeting of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 22 December 2009 at the headquarters of the Company at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the following resolutions:

Ordinary Resolutions:

1.           To consider and approve the framework agreement on the continuing connected transactions (for 2010) between Huaneng Power International Inc. and China Huaneng Group, the continuing connected transactions as contemplated thereby and the transaction caps thereof (note 1)

2.           To consider and approve the capital contribution agreement among Huaneng Power International Inc., China Huaneng Group and HIPDC, and the transaction as contemplated thereby (note 1)

By Order of the Board Gu Biquan Company Secretary

6 November 2009

Registered address of the Company:
West Wing, Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People’s Republic of China

Notes:

1.           For definitions and details, please refer to the circular dated 6 November 2009 issued by the Company.

2.           Eligibility for attending the Extraordinary General Meeting

Holders of the Company’s foreign Shares whose names appear on the HK$ Dividend foreign Shares Register and/or the US$ Dividend foreign Shares Register maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by the Company at 4:30 p.m. on 20 November 2009 are eligible to attend the Extraordinary General Meeting.

3.           Proxy

(i)           A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on behalf of him. A proxy needs not be a shareholder.

(ii)           A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)           To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the Company and, in the case of holders of foreign Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

(iv)           A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

4.           Registration procedures for attending the Extraordinary General Meeting

(i)           A shareholder or his proxy shall provide proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)           Holders of foreign Shares and domestic shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 1 December 2009.

(iii)           Shareholders may send the above reply slip to the Company in person, by post or by fax (Attn: The Securities Department).

5.           Closure of Register of Members

The register of members of the Company will be closed from 20 November 2009 to 21 December 2009 (both days inclusive).

6.           Other Businesses

(i)           The Extraordinary General Meeting will not last for more than half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(ii)           The address of the share registrar for Foreign Shares of the Company, Hong Kong Registrars Limited is at:

46th Floor Hopewell Centre
183 Queen’s Road East,
Hong Kong
(iii)           The registered address of the Company is at:

West Wing, Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People’s Republic of China

Telephone No.: (+86)-10-66491999
Facsimile  No.: (+86)-10-66491860

(a sino foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Proxy Form for Extraordinary General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

I(We)(Note 2)

of	,

Shareholders’ Account:	and I.D. No.:	,

being the holder(s) of

H Share(s)/Domestic Share(s)* (Note 1) of Huaneng Power International, Inc. (the “Company”) now appoint(Note 3)	,

I.D. No.

(of	),

or failing him the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my(our) behalf at the Extraordinary General Meeting to be held at 9:00 a.m. on 22 December 2009 at the headquarters of the Company at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolution as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.(Note 6)

	Ordinary Resolutions:—	For (Note 4)	Against (Note 4)
1.
To consider and approve the framework agreement on the continuing connected transactions (for 2010) between Huaneng Power International Inc. and China Huaneng Group, the continuing connected transactions as contemplated thereby and the transaction caps thereof

2.	To consider and approve the capital contribution agreement among Huaneng Power International Inc., China Huaneng Group and HIPDC and the transaction as contemplated thereby

Date:	2009	Signature:	(Note 5)

Notes:

1.           Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2.           Please insert full name(s) and address(es) in BLOCK LETTERS.

3.           Please insert the name and address of your proxy. If this is left blank, the chairman of the Extraordinary General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.           Attention: If you wish to vote FOR any resolution, please indicate with a “√” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “√” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion.

5.           This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.           This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrar Limited, at least 24 hours before the time designated for the holding of the Extraordinary General Meeting.

* Please delete as appropriate.

(a sino foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Reply Slip for Extraordinary General Meeting

I/(We)

of

Telephone number:	and Fax number:	,

being the holder(s) of

H Share(s)/Domestic Share(s)* of Huaneng Power International, Inc. (the “Company”) hereby reply that I/(We) wish to attend or appoint a proxy to attend (on my/our behalf) the extraordinary general meeting (the “EGM”) to be held at 9:00 a.m. on 22 December 2009 at the headquarters of the Company at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the People’s Republic of China.

Signature:
Date:

Note: Eligible shareholders who wish to attend the EGM are advised to complete and return this reply slip to the Company at West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86)-10-66491860). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the EGM.

* Please delete as appropriate.